

December 22, 2017

<u>Via E-mail</u>
Jean-Georges Malcor
Chief Executive Officer
CGG
Tour Maine Montparnasse
33, avenue du Maine
75015 Paris France

    Re: CGG
            Form 20-F for the Fiscal Year Ended December 31, 2016
            Filed May 1, 2017
            File No. 1-14622

Dear Mr. Malcor:

      We refer you to our comment letter dated December 7, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          /s/ Cecilia Blye

                          Cecilia Blye, Chief
                          Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance